

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2021

Linda F. Kozlowski
Chief Executive Officer
Blue Apron Holdings, Inc.
28 Liberty Street
New York, New York 10005

> **Re: Blue Apron Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 30, 2021**
> **File No. 333-258315**

Dear Ms. Kozlowski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer López at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services